UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14f OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Yummies, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-32361	87-0615629
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1981 East Murray Holiday Rd., Salt Lake City, UT 84117
 (Address of principal executive offices)

801-272-9294
(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on August 17, 2018 of the common stock of Yummies, Inc., a Nevada corporation (the "Registrant"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company's stockholders on or about August 31, 2018.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Yummies, Inc., a Nevada corporation, in connection with a purchase and sale transaction described more fully below, which resulted in a change of control of the Company. Yummies, Inc. (hereinafter the "Company" or "Registrant") is a reporting company pursuant to the Exchange Act of 1934, as amended.

ACQUSITION

On August 29, 2018, the Registrant entered into and closed the transaction contemplated by a stock purchase agreement (the "Stock Purchase Agreement") between the Registrant, Wei-Hsien Lin (the "Purchaser"), and Susan Santage, the sole director, President, Treasurer, Secretary and controlling shareholder of the Registrant. Pursuant to the stock purchase agreement, the Purchaser purchased (the "Acquisition") 1,690,000 shares (the "Shares") of the Registrant's common stock, par value $0.001 per share, from Susan Santage for $325,000, or $0.19231, per share. The Shares represent approximately 67.5% of the Registrant's issued and outstanding common stock as of the closing.  Accordingly, as a result of the transaction, the Purchaser became the controlling shareholder of the Registrant.

The Acquisition Agreement will be included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") to be filed on or about August 31, 2018.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the Acquisition, the Registrant's sole director, Susan Santage, resigned as Chief Executive Officer and appointed a new chief executive officer for the Registrant, Wei-Hsien Lin.  Ms. Santage has agreed to resign as a director and has appointed Wei-Hsien Lin as a second director. The resignation of Susan Santage as a director will be effective upon the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about August 31, 2018. The 10-day Period is expected to conclude on or about September 10, 2018.

Further information about the Registrant's new executive officer and director may be found below in the section titled "Executive Officers and Directors" in this Schedule 14f-1.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Acquisition and contains certain biographical and other information concerning the Registrant's new executive officer and director of the Registrant as a result of the Acquisition. Additional information about the Acquisition will be provided in the Company's Current Report on Form 8-K to be filed on or about August 31, 2018, four business days after the consummation of the Acquisition. All of the Registrant's filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their age:

Name	Age	Position
Wei-Hsien Lin	53	Director, Chief Executive Officer,
		Chief Financial Officer, President, Secretary and Treasurer

Susan Santage	56	Director[1], Chief Executive Officer,
		Chief Financial Officer, President, Secretary and Treasurer
  ___________________________
1.	Ms. Santage served as an officer of the Company only until the consummation of the Transaction; Ms. Santage will serve as a Director only until the completion of the 10-day Period.

Wei-Hsien Lin.  Mr. Lin will serve as the sole officer and director of the Company as of and following the completion of the Acquisition. Mr. Lin also serves as the sole officer and director of Doers Education Asean Limited, a publicly traded company whose common stock is registered under Section 12(g) of the Securities Exchange Act of 1934.  Mr. Lin serves as the executive chairman and CEO of Doers Education Group in Taiwan. Mr. Lin has a successful career in business training and publishing and speaking. He is the founder of the Chinese version of international courses including "BSE (The Accelerated Business School of Entrepreneurs", "Money and You" and "Winning for Life." He was honored with "Top 10 Chinese International Speaker Award" in 2016 by the International Professional Training Business Society, Asia's Top 10 Corporate Trainer in 2016 by HKXW Newspaper and "The Best Chinese Speaker of the Year" in 2007 by Learning Mode China Century Success Forum. Throughout his career, Mr. Lin has been very active in charitable activities. He was an originator of the successful "30 Hour Famine" for World Vision in 1990 and "Reserve Purest Land" for Tzu Chi Foundation from 1991 which he worked for King Car Education Foundation. He has worked extensively in disaster relief efforts and fundraising throughout China.

Susan Santage. Ms. Santage graduated from Salt Lake Community College in 1989 with an AAS in Graphic Design.  In 1984, Ms. Santage graduated from the Salt Lake School of Interior Design.  From 1989 to the present date, Ms. Santage has engaged in freelance graphic design where she has contracted with several companies including Break-thru Industries, KLCY Radio Station, Phoenix Aviation, Inc., and the Salt Lake Community College. Ms. Santage, from 2000 to spring 2010, was secretary, treasurer and director of Framewaves, Inc.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Registrant does not have a separately designated standing audit committee. Accordingly, the Registrant has not appointed an audit committee financial expert.

RISK OVERSIGHT PROCESS

Prior to the filing of this Schedule 14f-1, Susan Santage served as the sole member of the Registrant's board of directors. Following completion of the 10-day Period, Wei-Hsien Lin will serve as the sole member of the Registrant's board of directors.  Since the Registrant is not currently conducting any business, the Registrant's leadership structure is appropriate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended September 30, 2017, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the board of directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share. Immediately prior to the closing of the Acquisition, the Registrant had 2,505,000 shares of common stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our common stock as of August 29, 2018 by (1) all of our directors and executive officers, individually, (2) all of our directors and executive officers, as a group, and (2) all persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 2,505,000 shares of our common stock issued and outstanding immediately prior to and after the Acquisition. "Beneficial ownership" means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sell or otherwise dispose of the share.

Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of August 29, 2018 pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address of for Susan Santage is c/o Yummies Inc., 1981 East Murray Holiday Rd., Salt Lake City, UT 84117, and the address for Wei-Hsien Lin in c/o Yummies, Inc. 6F., No.516, Sec. 1, Neihu Road , Neihu District ., Taipei City 114, Taiwan.

Name of Director or Executive Officer	Prior to the Acquisition		Following the Acquisition
	Shares	%	Shares	%
Wei-Hsien Lin	0	0	1,690,000	67.5

Susan Santage	1,690,000	67.5	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YUMMIES, INC.

Dated: August 29, 2018	By:	/s/ Susan Santage
Name: Susan Santage
Title: President

EXHIBIT INDEX

Exhibit No.	Description
10.1
Stock Purchase Agreement dated as of August 29, 2018 between the Registrant and the Purchaser (to be filed as Exhibit 10-1 to the Registrant's Current Report on Form 8-K as filed with the Securities Exchange Commission on August 30, 2018.)